Exhibit 99.1

Fang Holdings Announces Formation of Special Committee

BEIJING, September 26, 2023 (GLOBE NEWSWIRE) -- Fang Holdings Limited (OTC: SFUNY) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced that its board of directors (the “Board”) has formed a special committee (the “Special Committee”) consisting of three independent directors, Mr. Huyue Zhang, Mr. Shaohua Zhang and Mr. Changming Yan, to evaluate and consider the previously announced preliminary non-binding acquisition proposal letter dated September 4, 2023 (the “Proposal”) from Mr. Jiangong Dai (“Mr. Dai” or the “Proposing Buyer”) to acquire all of the outstanding shares of the Company not currently owned by the Proposing Buyer, or any potential alternative transactions.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction, or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the approval and the consummation of the Proposed Transaction or any alternative transaction. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fang and the industry, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law. Although Fang believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Fang Investor Relations

Email: ir@fang.com